SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

COMPAQ COMPUTER CORPORATION 401(k) INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

FINANCIAL STATEMENTS

Compaq Computer Corporation 401(k) Investment Plan
December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Compaq Computer Corporation 401(k) Investment Plan

Financial Statements

Year ended December 31, 2003

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Signature	11

Exhibit

Exhibit 23 - Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

Plan Administrator
Compaq Computer Corporation 401(k) Investment Plan

We have audited the accompanying statements of net assets available for benefits of Compaq Computer Corporation 401(k) Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California
May 14, 2004

1

Compaq Computer Corporation 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Cash	$562,881,847	$--
Investments	2,729,605,267	2,740,017,173
Receivables:
Participant contributions receivable	--	9,954
Employer contributions receivable	6,160,277	9,332
Amounts due from broker for securities sold	1,559,155	1,037,668
Dividends receivable	86,029	--

Total receivables	7,805,461	1,056,954

Total assets	3,300,292,575	2,741,074,127

Liabilities
Amounts due to brokers for securities purchased	577,833	742,158

Total liabilities	577,833	742,158

Net assets available for benefits	$3,299,714,742	$2,740,331,969

See accompanying notes.

2

Compaq Computer Corporation 401(k) Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Contributions:
Employer	$78,930,742
Participant	173,076,130
Rollover	5,422,589

Total contributions	257,429,461
Investment income:
Interest and dividends	69,879,529
Net realized and unrealized appreciation in fair value of investments	584,718,412

Total investment income	654,597,941

Total additions	912,027,402

Deductions
Benefits paid directly to participants	352,644,629

Total deductions	352,644,629

Net increase	559,382,773

Net assets available for benefits:
Beginning of year	2,740,331,969

End of year	$3,299,714,742

See accompanying notes.

3

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Compaq Computer Corporation 401(k) Investment Plan (the Plan) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the pre-merged Compaq Computer Corporation (the Company) and certain of its subsidiaries. Effective May 3, 2002, the Company became a wholly owned subsidiary of Hewlett-Packard Company (HP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Effective January 1, 2003, participants may annually contribute, on a pretax basis, up to 50% (previously up to 19%) of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). The annual limitation was $12,000 for 2003. Effective July 15, 2003, participants who are age 50 or older by the end of the year can contribute an additional $2,000 above the annual limitation. These “catch-up” contributions are not eligible for the HP matching contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

4

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

Effective January 1, 2003, HP contributed 100% of the first 3% and 50% of the next 2% of compensation that each participant contributes to the Plan which did not exceed 4% of $200,000. The Plan uses a year-end “true-up” matching contribution feature to ensure that participants receive the maximum matching contribution available, by making up any loss in matching contributions resulting from the participant’s individual savings strategies. To be eligible to receive the year-end “true-up” match, the participant must be employed on the last day of the plan year. The “true-up” matching contribution was $6,160,277 for the year ended December 31, 2003.

Effective May 3, 2002, any former employee (including a beneficiary or alternate payee of a former employee) with an account balance in the Plan at May 3, 2002, was prohibited from further investments in the Compaq Stock Fund (which became the Hewlett-Packard Stock Fund effective May 3, 2002).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the employer contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with provisions of the plan document. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions or pay eligible plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. All amounts in participant accounts are participant-directed.

Vesting

Participants are immediately vested in their deferral and rollover contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on years of service. Effective January 1, 1999, participants vest at a rate of 20% per year becoming 100% vested after five years of credited service. The plan document provides the vesting provisions for a participant’s interest in their employer contribution account prior to January 1, 1999.

5

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting (continued)

Effective May 3, 2002, any active employee of the Company and former employee who had an account balance under the Plan at May 3, 2002, was made fully vested in any unvested and unforfeited balance they may have had under the Plan as of this date.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prime rate for the term of the loan. Principal and interest is paid ratably through payroll deductions. A participant can have no more than three loans outstanding at any given time.

Payment of Benefits

On termination of service, retirement or death, a participant or beneficiary may elect to receive plan benefits in either a lump-sum distribution or in periodic installments. In addition, a participant who has attained age 59½ may make withdrawals of their account while employed by HP. The Plan also allows for hardship withdrawals if certain criteria are met.

Administrative Expenses

Substantially all fees and expenses of the Plan for legal, accounting, and other administrative services are paid directly by HP on behalf of the Plan. Certain other administrative fees may be charged to individual participant’s accounts.

Plan Termination

Although it has not expressed any intent to do so, HP has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The shares of the common collective trust funds are valued at the quoted redemption value on the last business day of the plan year. Money market funds are stated at cost plus accrued interest, which approximates fair value. HP’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

The Stable Value Fund is stated at fair value, which approximates contract value. It is expected that each unit of the Stable Value Fund will maintain a constant net asset value of $1. However, there is no assurance that this will be the case. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. Insurance contracts and bank contracts are nontransferable, but provide for fully benefit-responsive withdrawals by plan participants at contract value. The Stable Value Fund invests in both guaranteed investment contracts and alternative investment contracts. These contracts are between the Plan and the various issuers of the contracts. The guaranteed investment contracts are promises by an insurance company or bank to repay principal plus accrued income at contract maturity, subject to the credit worthiness of the issuer. Alternative investment contracts consist of various fixed income investments, together with contracts under a bank or other institution, which provide for fully benefit-responsive withdrawals by plan participants at contract value. In determining fair value, the Board of Directors of the Vanguard Fiduciary Trust Company considers such factors as the fully benefit responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

7

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31,
	2003	2002
Hewlett-Packard Company common stock	$386,762,959	$321,067,484
Stable Value Fund	693,687,176	715,642,265
Vanguard 500 Index Fund	555,455,202	446,361,597
Vanguard Primecap Fund	559,015,561	416,776,269
Vanguard Growth and Income Fund	294,180,254	237,308,419

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Registered investment companies	$449,503,140
Common collective trusts	32,728,410
Common stock	102,486,862

$584,718,412

8

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The average yield of the various investment contracts in the Stable Value Fund for 2003 and 2002 was 4.70% and 5.51%, respectively. The crediting interest rates at December 31, 2003 and 2002 range from 3.19% to 7.84% and 3.48% to 7.84%, respectively. Investment contracts typically mature between two and five years after the date of initial deposit. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically. Contract rates should not fall below 0%.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2003

Net assets available for benefits per financial statements	$3,299,714,742
Less: Transfer to Hewlett-Packard Company Tax Saving Capital
Accumulation Plan	(3,299,714,742)

Net assets available for benefits per Form 5500	$--

9

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500 (continued)

The net assets available for benefits in the financial statements differ from the net assets available for benefits in the Form 5500 due to the transfer of assets from the Plan in connection with the merger of the Plan with the Hewlett-Packard Company Tax Saving Capital Accumulation Plan (TAXCAP) effective January 1, 2004. The accompanying financial statements reflect net assets available for benefits just prior to the merger, whereas the Form 5500 reflects the net assets available for benefits just subsequent to the merger.

6. Related Party Transactions

Transactions in shares of HP’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of approximately $96,652,000 and sales of approximately $132,550,000 of the Company’s common stock.

7. Subsequent Event

Effective January 1, 2004, the Plan merged into TAXCAP, and the Plan’s net assets amounting to $3,299,714,742 were transferred into TAXCAP. The resulting merged plan was named Hewlett-Packard Company 401(k) Plan (the HP 401(k) Plan). Subsequently, assets of the HP 401(k) Plan were mapped into new investment funds, which include an expanded menu of investment options within a new three-tier structure. Tier 1 includes four ready-made portfolios that represent different points on the risk/return spectrum. Tier 2 includes 14 institutional funds in a range of asset classes. Tier 3 includes 17 brand-name mutual funds spanning several investment categories.

10

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT-PACKARD COMPANY
COMPAQ COMPUTER CORPORATION 401(K) INVESTMENT PLAN
June 17, 2004	/s/ Charles N. Charnas
—————————————————
CHARLES N. CHARNAS
Vice President, Deputy General Counsel
and Assistant Secretary

11